Filed pursuant to Rule 424(b)(3)

under the Securities Act of 1933

Registration Statement No. 333-191004

Tuesday, November 12, 2013

Dear Valued Shareholder,

Recently you received some positive news in our third quarterly shareholder letter. Citizens Independent Bancorp, Inc. and The Citizens Bank continue to make progress and our strong earnings show evidence of that.

To continue our progress in strengthening the bank we have entered the next phase of our growth plan — a capital campaign. Now registered with the SEC, we believe that the successful completion of this stock offering will ensure a strong future for the bank.

Some of you may have already attended one of the informational shareholder meetings we held earlier this month. If you haven’t, I invite you to attend the remaining shareholder meeting:

7 p.m. Thursday, November 21, 2013

The Olde Dutch Restaurant on state Route 664 South in Logan

During the meeting, I will discuss the capital campaign in detail and be available to answer questions. Please invite anyone else who you think may be interested in the presentation. Please call (740) 385-1450 or email pamela.marcinko@tcbol.com to confirm your attendance.

The capital campaign includes two phases:

• Phase One is a 60-day rights offering during which existing shareholders can purchase additional shares equal to or less than the number of their existing shares, and request additional shares that may be available that were not purchased by other shareholders of record. The deadline for the rights offering is 5 p.m. EST, Monday, Dec. 30.

• If, at that point, there are still shares available, Phase Two will sell those remaining shares as a public offering.

In a previous mailing you should have received a prospectus. I encourage you to review the prospectus in detail; it contains a summary at the beginning that effectively outlines the details of the prospectus and will give you an overview of what you need to know. Enclosed with this letter, please find a prospectus supplement correcting certain information in the prospectus.

I look forward to meeting those of you who can attend the shareholder meeting. Should you have any questions in the meantime, please don’t hesitate to contact me or Ron Reed, CEO of The Citizens Bank. You can reach me at (740) 569-3601 or don.wood@tcbol.com. If for some reason you are not able to reach me, please contact administrative assistant Pam Marcinko at (740) 385-1450 and she will make sure to give me a message.

Thank you for your past support and continued support of The Citizens Bank as we continue to build a successful future for the only independent, locally-owned and operated bank in our region.

Respectfully,

/s/ Donald P. Wood

Donald P. Wood

Chairman of the Board

Citizens Independent Bancorp, Inc.

The Citizens Bank of Logan